John L. Reizian

Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, CT 06103-1105

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

December 2, 2009

Ms. Ellen Sazzman, Counsel

U. S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Room 8634; Mail Stop 8629

100 F Street N.E.

Washington, DC  20549

Re:          Lincoln Life Flexible Premium Variable Life Account M

The Lincoln National Life Insurance Company

File No. 333-139960; 811-08557; CIK: 0001048607

Post-Effective Amendment No. 3

Lincoln VULONE2007

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version containing the revisions for your review.  Below are the responses to your comments in the order in which they were presented.

1.  Cover Page

a.     Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (Lincoln VULONE 2007) is and will continue to be the same as the EDGAR class identifier.

b.     Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

c.     Please disclose to staff whether the Company intends on Rule 12h-7.

Response:  The Company does not intend to rely on Rule 12h-7.

d.     Briefly explain the purpose of this supplement.

Response:  We have included the following sentence in the introductory statement of the supplement:

These revisions are occasioned by a re-pricing of the insurance elements of the product and are more fully described below.

2.  Please disclose that 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company’s creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

Response:  We propose to replace the subsection entitled “Policy values in the General Account”under the section of the prospectus entitled “Risks of Your Policy” which we believe more fully addresses the Commissions concerns:

Policy Values in the General Account.  Premium payments and Accumulation Values allocated to the Fixed Account are held in the Company’s General Account.  Unlike assets held in the Company’s Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors.  The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” section of this prospectus.

3.  Explain when and how the changes disclosed in the Supplement will be updated in the prospectus.

Response:  Recipients of the prospectuses initially will be provided with a copy of the Supplement concurrent with the receipt of the prospectus.  The language will be made a cohesive part of the prospectus during the next comprehensive update filings made in May of 2010.

4. Please explain supplementally to staff why all references for charges contained within the tables to a female Representative Insured have been removed.

Response: Due to the vast majority of sales occurring on males (typically around 70%) we have eliminated the reference to a female Representative Insured.

5.  Please revise language under “When Charge is Deducted” column contained in the Surrender Charge section in Table I: Transaction Fees.

Response:  We propose to replace the text contained as to when a surrender charge is deducted with:

For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy.  For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

6.  Include in the Overview of the changes section the removal of the reference to the female Representative Insured under the “Waiver of Monthly Deduction Rider” in Table II.

Response: Per your request, we have included the reference to the removal of the female Representative Insured under the “Waiver of Monthly Deduction Rider” in Table II.

7. Financial Statements, Exhibits and Other Information

Required financial statements, consent of independent registered public accounting firm, opinion of counsel and other exhibits will be filed by Post-Effective Amendment No. 4.

8. Tandy Representations

Our letter requesting acceleration of the effective date for this supplement will include the “Tandy Representations”.

Please contact me at (860) 466-1539, with any questions or comments you may have with regard to this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel

The Lincoln National Life Insurance Company:

Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated October       , 2009

To the Product Prospectuses dated May 1, 2009 for:

Lincoln VULONE2007

This Supplement outlines changes to the prospectus for Lincoln VULONE2007 that will be applicable to policies issued on or after                           , 2010, subject to state availability.  These changes apply only to new purchasers of the policy and not to current owners and are not optional.  These revisions are occasioned by a re-pricing of the insurance elements of the product and are more fully described below:

Overview of the changes:

In the prospectus under “POLICY SUMMARY”, the provision with respect to “Risks of Your Policy”, the section entitled “Policy values in the General Account” has been changed.

In the prospectus, under “POLICY SUMMARY”, the provision with respect to Charges and Fees:

1.     The Surrender Charge shown for a Representative Insured and when the charge is deducted shown in the Surrender Charge section of “Table I: Transaction Fees” h~~as~~ave been changed.  The language has been revised under the “When Charge is Deducted” column and t~~T~~he Surrender Charge for the male Representative Insured has been changed from “$30.27 per $1000 of specified amount” to “$31.10 per $1000 of specified amount.”  The Surrender Charge for the female Representative Insured has been removed.

2.     The Cost of Insurance charge shown for a Representative Insured shown in the Cost of Insurance section of “Table II: Periodic Charges Other Than Fund Operating Expenses” has been changed.  The Cost of Insurance charge for the male Representative Insured has been changed from “$0.19 per month per $1000 of Net Amount at Risk” to “$0.20 per month per $1000 of Net Amount at Risk.”  The Cost of Insurance charge for the female Representative Insured has been removed.

3.     The Fixed Account Asset Charge section of “Table II: Periodic Charges Other than Fund Operating Expenses” has been removed.

4.     The charge shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” for a Representative Insured has been changed.   The charge for a male Representative Insured has been changed from “$0.24 per month per $1000 of specified amount” to “$0.13 per month per $1000 of specified amount.” The charge for a female Representative Insured has been removed.

5.     The Policy Loan Interest Charge section of “Table II: Periodic Charges Other Than Fund Operating Expenses” and the corresponding footnote have been changed.  The charge has been changed from “5.0% annually of the amount held in the loan account” to “4.0% annually of the amount held in the loan account.”

6.     The charge with respect to Accelerated Benefit Up to Surrender Value shown in the Interest on Accelerated Benefit Lien section of “Table II: Periodic Charges Other Than Fund Operating Expenses” and the corresponding footnote have been changed.  The charge has been changed from “5.0% annually of amount of Accelerated Benefit up to Surrender Value” to “4.0% annually of amount of Accelerated Benefit up to Surrender Value.”

7.     The charge shown in the Waiver of Monthly Deduction Rider of Table II: Periodic Charges Other Than Fund Operating Expenses” for a Representative Insured has been changed.   The charge for a female Representative Insured has been removed.

The changes noted above have resulted in changes in the numerical values in some of the representative calculations and tables included in the prospectus, dated May 1, 2009.  The tables, calculations and the sentences in which these numerical changes occur are set out below.

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary.

The prospectus dated May 1, 2009 is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Risks of Your Policy” (under “POLICY SUMMARY”, sub-section “Risks of Your Policy”):

The following replaces the language under “Policy values in the General Account” paragraph:

Policy Values in the General Account.  Premium payments and Accumulation Values allocated to the Fixed Account are held in the Company’s General Account.  Unlike assets held in the Company’s Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors.  The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” section of this prospectus.

Changes to “Charges and Fees” (under “POLICY SUMMARY”, sub-section “Charges and Fees”):

The following replaces when the surrender charge is deducted and the “Charge for a Representative Insured” under the Surrender Charge section of Table I: Transaction Fees:

Charge	When Charge is Deducted	Amount Deducted
Surrender Charge*(2)
Charge for a Representative Insured

For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy.  For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

~~Upon a full surrender of your policy, the Surrender Charge will be deducted for up to 15 years from the Policy Date for the Initial Specified Amount and for up to 15 years from the effective date for each increase in specified amount.  Upon a reduction in Specified Amount, the Surrender Charge will be deducted for up to 10 years from the Policy Date for the Initial Specified Amount and for up to 10 years from the effective date for each increase in specified amount.~~

For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $31.10 per $1,000 of specified amount.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

(2) You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge. If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of you policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

The following replaces the “Charge for a Representative Insured” under the Cost of Insurance section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly
Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.20 per month per $1,000 of Net Amount at Risk.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

The “Fixed Account Asset Charge” section of Table II: Periodic Charges Other Than Fund Operating Expenses has been removed.

The following replaces the “Charge for a Representative Insured” under the “Administrative Fee” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Administrative Fee*	Monthly
Charge for a Representative Insured		For a male age 45, standard non-tobacco, the maximum additional monthly charge is $0.13 per month per $1,000 of specified amount.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

The following replaces the “Policy Loan Interest” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Policy Loan Interest	Annually	4.0% annually of the amount held in the loan account.(2)

(2)Effective annual interest rate of 4.0% in years 1-10 and 3.0% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s general account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 3.0%.

The following replaces the charge with respect to  the “Accelerated Benefit Up to Surrender Value” under the “Interest on Accelerated Benefit Lien” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted
Interest on Accelerated Benefit Lien	Annually
Accelerated Benefit Up to Surrender Value		4.0% annually of amount of Accelerated Benefit up to Surrender Value.(3)

(3)Under the Accelerated Benefits Riders, payments of benefits are considered as liens, which as described more fully in the section headed “Policy Loans”, are charged interest on amounts not exceeding the Surrender Value of the policy at an effective annual interest rate of 4.0% in years 1-10 and 3.0% in years 11 and later. To the extent the Accelerated Benefit paid exceeds the Surrender Value of the policy, the interest rate charged will vary as described in the table above and in the section headed “Policy Loans”. Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when the request as Accelerated Benefit, amounts equal to the amount of the Accelerated Benefit you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s general account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 3.0%.

Under the “Waiver of Monthly Deduction Rider” section of Table II: Periodic Charges Other Than Fund Operating Expenses the reference to a female Representative Insured has been removed.

Changes to “POLICY CHARGES AND FEES section of the prospectus:

The “Fixed Account Asset Charge” section has been removed.

The following replaces the third paragraph of the “Cost of Insurance Charge” section:

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .00246627 (the monthly equivalent of an effective annual rate of 3.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “Net Amount at Risk”) by the applicable cost of insurance rate as determined by the Company.

The following replaces the last two sentences of the “Policy Loan Interest” section:

The annual effective interest rate is 4.0% in years 1-10, 3.0% in years 11 and beyond. We will credit 3.0% interest on the Loan Account value in all years.

The following sentence is removed from the “Premium Reserve Rider” section under sub-section “Rider Charges”:

The rider accumulation value allocated to the premium reserve rider fixed account is subject to the fixed account asset charge not to exceed 0.50% for all policy years.

Changes to the “Riders” section under “YOUR INSURANCE POLICY”:

The following replaces the sample policy example under sub-section headed “Enhanced Surrender Value Rider”:

Sample Policy

•      Insured: Male Standard Non-tobacco, age 45

•      Specified amount: $1,000,000

•      Benefit Selection Option: Not Elected

•      Planned annual premium payment: $35,000

•      No Indebtedness

	Without ESV Rider		With ESV Rider
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$31,630	$1,690	$31,630	$31,630
2	$65,182	$36,432	$64,560	$64,560
3	$100,793	$73,273	$99,507	$99,507
4	$138,675	$112,415	$136,679	$136,679
5	$179,023	$154,053	$176,268	$176,268

The following replaces the sample policy example illustrating the duration of lapse protection under sub-section headed “No-Lapse Enhancement Rider”:

Sample Policy

•      Insured: Male Standard Non-tobacco, age 45

•      Specified amount: $1,000,000

•      Benefit Selection Option: Not elected

•      Planned annual premium payment: $8,000

Duration of lapse protection:

1)    if premiums are received on the planned payment date each year: 471 months; or

2)    if premiums are received 30 days after the planned payment date each year: 464 months.

The following replaces the example under sub-section headed ““Benefit Selection Option”:

The following replaces the example shown with respect to a Male, 45 Years Old, Standard Non-tobacco:

Male, 45 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$1.51 per thousand of Specified Amount (higher)	$3.98 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.
Election: 100%	$1.40 per thousand of Specified Amount (lower)	$4.19 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed

Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

Changes to “Policy Values” under “PREMIUMS:

The following replaces the last two sentences of the seventh paragraph:

Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3.0%) or a higher rate determined by the Company.

The following replaces the last sentence of the eighth paragraph:

Interest is credited on the Loan Account at an effective annual rate of 3.0% in all years.

Changes to “POLICY LOANS” section of the prospectus:

The following replaces the last sentence of the second paragraph:

Interest on policy loans (from both the Premium Reserve Rider and the policy) accrues at an effective annual rate of 4.0% in years 1-10 and 3.0% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

The following replaces the last sentence of the third paragraph:

Lincoln Life credits interest to the loan account value (of both the Premium Reserve Rider and the Policy) at a rate of 3.0% in all years, so the net cost of your policy loan is 1.0% in years 1-10 and 0.0% thereafter.